                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                SCHEDULE 13G/A
                                (Rule 13d-102)

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)*


                        HARRY WINSTON DIAMOND CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  0000841071
                                (CUSIP Number)


                              December 31, 2007
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [     ]  Rule 13d-1(b)

      [  X  ]  Rule 13d-1(c)

      [     ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 2 of 9 Pages

CUSIP NO. 0000841071                               13G/A

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      I.G. Investment Management, Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 2,491,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 2,491,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      2,491,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      4.3%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Ontario Business Corporations Act), IA (Canadian)

                                      2A


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                                 Page 3 of 9 Pages

CUSIP NO. 0000841071                               13G/A

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). IGM Financial Inc. (formerly Investors Group Inc.)
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 2,491,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 2,491,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      2,491,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      4.3%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2B

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                                 Page 4 of 9 Pages

CUSIP NO. 0000841071                               13G/A

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Inc. (formerly Investors Group Trustco Inc.) Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 2,491,700
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 2,491,700

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      2,491,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      4.3%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2C

                                 Page 5 of 9 Pages

CUSIP NO. 0000841071                             13G/A

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Corporate Class Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 197,450
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 197,450

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      197,450

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      0.3%

12.   Type of Reporting Person (See Instructions)
      CO  (Corporation governed by the Canada Business Corporations Act)

                                      2D


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                                Page 6 of 9 Pages

ITEM 1(a)   NAME OF ISSUER:

     Harry Winston Diamond Corporation

ITEM 1(b)   ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

     P.O. Box 4569 Station A
     Toronto, Ontario
     M5W 4T9
     Canada

ITEM 2(a)   NAME OF PERSON FILING:

     This joint statement is filed by and on behalf of the following Reporting Persons signing this amended Schedule 13G and are hereafter referred to as the "Reporting Persons": IGM Financial Inc. (formerly Investors Group Inc.) ("IGM"), Investors Group Inc. (formerly
Investors Group Trustco Inc.) ("IGI"), I.G. Investment Management, Ltd. (the "Management Company") and Investors Group Corporate Class Inc. ("Corporate Class Inc.").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     All of the Reporting Persons have their principal places of business at:
                  One Canada Centre
                  447 Portage Avenue
                  Winnipeg, Manitoba
                  R3C 3B6

ITEM 2(c)   CITIZENSHIP:

     IGM is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

     IGI is a corporation formed under the Canada Business Corporations Act. It is a holding company.

     The Management Company is a corporation continued under the Ontario Business Corporations Act. It provides management services to certain open-end mutual funds (the "Funds") that are either mutual fund trusts (the "Mutual Fund Trusts") or mutual funds that are a separate series of Corporate Class Inc. (the "Corporate Class Funds").

     The Management Company is also the trustee for the Unitholders of the Mutual Fund Trusts, which are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

     Corporate Class Inc. is a corporation formed under the Canada Business Corporations Act. The Corporate Class Funds are open end mutual funds that are separate classes of Corporate Class Inc.



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                                Page 7 of 9 Pages

     IGM owns 100% of the issued and outstanding Class A Common Shares of IGI. IGI owns 100% of the issued and outstanding Class A Common Shares of the Management Company. The Management Company owns, directly or indirectly, 100% of the issued and outstanding Common Shares of Corporate Class Inc. IGI, the Management Company, Corporate Class Inc. and the Funds are ultimately controlled by IGM through its ownership of 100% of the issued and outstanding Class A Common Shares of IGI.

     Power Financial Corporation owns 59.5% of the common stock of IGM Financial Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 63.1% of the voting power, owns 66.4% of the common stock of Power Financial Corporation.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this amended statement on
Schedule 13G relates is the Common Stock, no par value per share of Harry Winston Diamond Corporation, a Canadian corporation.

ITEM 2(e)   CUSIP NUMBER:

     0000841071

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [    ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b) [    ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c) [    ]  Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C 80a-8).

(e) [    ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [    ]  An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g) [    ]  A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h) [    ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                Page 8 of 9 Pages


ITEM 4      OWNERSHIP.

Incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[  X  ]

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2(a)

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008          IGM FINANCIAL INC.

                           By:      /s/ Murray Taylor
                                    ------------------------------------
                                    Murray Taylor
                                    Co-President & CEO
                                    of IGM Financial Inc.

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                                Page 9 of 9 Pages

February 14, 2008          INVESTORS GROUP INC.

                           By:      /s/ David M.R. Cheop
                                    -----------------------------------
                                    David M.R. Cheop,
                                    Vice-President, Corporate Compliance of
                                    Investors Group Inc.


February 14, 2008          I.G. INVESTMENT MANAGEMENT, LTD.

                           By:      /s/ David M.R. Cheop
                                    ----------------------------------
                                    David M.R. Cheop, as Attorney-in-Fact
                                    for Alexander Scott Penman,
                                    President of
                                    I.G. Investment Management, Ltd.


February 14, 2008          INVESTORS GROUP CORPORATE CLASS INC.

                           By:      /s/ Barbara Jean Reid
                                    ----------------------------------
                                    Barbara Jean Reid,
                                    Treasurer of
                                    Investors Group Corporate Class Inc.

Exhibit A

                             Joint Filing Agreement
                             ----------------------

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, no par value per share of Harry Winston Diamond Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2008.

                              IGM FINANCIAL INC.

                              By:      /s/ Murray Taylor
                                       --------------------
                                       Murray Taylor
                                       Co-President & CEO
                                       IGM Financial Inc.

                              INVESTORS GROUP INC.

                              By:      /s/ David M.R. Cheop
                                       --------------------
                                       David M.R. Cheop,
                                       Vice-President, Corporate Compliance
                                       of Investors Group Inc.


                              I.G. INVESTMENT MANAGEMENT, LTD.

                              By:      /s/ David M.R. Cheop
                                       --------------------
                                       David M.R. Cheop, as
                                       Attorney-in-Fact for
                                       Alexander Scott Penman,
                                       President of
                                       I.G. Investment Management, Ltd.

                              INVESTORS GROUP CORPORATE CLASS INC.

                              By:      /s/ Barbara Jean Reid
                                       ---------------------
                                       Barbara Jean Reid,
                                       Treasurer of
                                       Investors Group Corporate Class Inc.

Exhibit B
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.

                                          /s/   Alexander Scott Penman
                                          ----------------------------
                                                Alexander Scott Penman

            BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander
Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Douglas E. Jones
                                          ----------------------
                                                Notary Public